Exhibit 99.1

GOL Initiates Legal Financial Restructuring

Company to Use United States Chapter 11 Process to Strengthen Financial Position

GOL Will Continue to Provide Safe and Reliable Air Transportation Without Interruption

All Flights are Operating as Scheduled and All Tickets and Reservations Remain in Place

Company Secures US$950 Million New Financing Commitment to Support the Business

SÃO PAULO, January 25, 2024 – GOL Linhas Aéreas Inteligentes S.A. ("GOL" or "Company") (B3: GOLL4, NYSE: GOL), today announced that GOL and its subsidiaries have voluntarily filed for Chapter 11 in the United States Bankruptcy Court for the Southern District of New York (the “U.S. Court”). Chapter 11 is a U.S. legal process that businesses use to raise capital, restructure their finances and strengthen their business operations for the long term, while continuing to operate as normal.

GOL enters the U.S. legal process with a financing commitment for US$950 million in new debtor-in-possession (“DIP”) financing from members of the Ad Hoc Group of Abra Bondholders, as well as certain other Abra bondholders. The Company will seek access to this funding as part of its First Day hearing in the coming days. The financing is subject to court approval and, along with cash generated from ongoing operations, will provide substantial liquidity to support operations in the normal course during the Chapter 11 process.

With the support of the court-supervised process and the additional liquidity from the DIP financing, GOL’s passenger flights, its GOLLOG cargo flights, Smiles Loyalty program and other company operations are continuing in the normal course. The Company will continue providing safe and reliable air travel service at a low cost, providing the best travel experience to its customers. Customers will be able to continue to arrange travel and fly in the same manner they always have, including the use of tickets and vouchers, and the accrual, purchase and use of miles earned through Smiles. GOL’s codeshare and interline agreements will also continue to be available to customers.

“GOL has undertaken significant efforts to provide the best travel experience for our customers, while improving our profitability and financial position,” said Celso Ferrer, Chief Executive Officer. “We have made outstanding progress to date and believe that this process will allow us to fully address the challenges caused by the pandemic while we maintain our high standard of service to our customers. This process will enable GOL to further expand our position as a leading Latin American airline while maintaining our purpose of ‘Being the First for All.’ We are confident the steps we are taking will allow us to offer the lowest cost fares with exceptional travel experiences to our customers across an increasing number of routes. Our Employees will keep handling their daily activities looking after GOL and the Safety and quality of its flights. We are pleased to be moving forward with commitments for new capital that will help advance our long-term strategies, including improving affordability, the travel experience and Customer choice.”

GOL will use this process to restructure its near-term financial obligations and strengthen its capital structure for long-term sustainability. The Company expects to emerge from this process with a significant investment of new capital, inclusive of the new US$950 million in DIP financing, enabling GOL to expand its position as a leading airline serving Latin America.

Despite challenges to its capital structure and in a scenario of lower aircraft availability, GOL’s operating performance remains strong. In 3Q23, GOL delivered among the best operating results for airlines in Latin America, and the fourth consecutive quarter of high and consistent operating margins. The company's net operating revenue reached a historic record of R$4.7 billion, with growth of 16.4% compared to the same period of the previous year, primarily due to the significant contribution of revenues coming from the Smiles and GOLLOG cargo operations, which together grew a total of 65.1% in 3Q23 (vs. 3Q22) and totaled R$412.6 million in the period. In December 2023, the occupancy rate reached 82.7%, an increase of 4.8% compared to the same period of the previous year. GOL's operational indicators related to punctuality, regularity, occupancy rates and daily use of the operational fleet demonstrate its focus on efficiency and productivity, even in a scenario of lower aircraft availability.

Protecting our Employees

GOL will continue to operate normally during the supervision process conducted by the U.S. Court. The Company will pay salaries and benefits to Employees normally throughout this process, as nothing will change in the routine activities of our Employees.

Protecting our Suppliers and All Our Partners

GOL's business will continue as normal during the U.S. Court oversight process and the company will honor commitments to business partners and suppliers of goods and services provided on or after the Chapter 11 filing date.

Continuing to Serve Customers as Usual

GOL customers should continue to arrange travel and fly in the same manner they always have, including the use of tickets and vouchers. GOL customers will continue to accrue miles when they fly with GOL and can continue to purchase and redeem miles earned through Smiles. GOL plans to honor customer obligations, including ticket refunds, travel coupons and payments or credits associated with baggage or service claims, in adherence with the Company’s current policies.

Information on Chapter 11

The U.S. Chapter 11 process is a well-established and flexible legal framework for restructuring businesses with operations in multiple jurisdictions. The legal process allows for companies to strengthen their financial position while continuing to operate as usual, subject to supervision and approval by the U.S. court system. The Chapter 11 process has been used successfully by many international airlines, including LATAM, United Airlines, Delta, Aeroméxico and Avianca Colombia.

GOL is confident that this process is in the best interests of its stakeholders, including employees and customers, who will continue to benefit from the Company’s affordable, safe and reliable flights as well as its best-in-class service.

Additional Information

Additional information regarding the Company’s court-supervised process is available at www.GolFirstForAll.com.

Court filings and other information related to the proceedings are available on a separate website administrated by the Company’s claims agent, Kroll Restructuring Administration LLC (“Kroll”), at https://cases.ra.kroll.com/GOL, or by calling Kroll at 844.553.2247 (U.S./Canada) (toll free) or +1.646.777.2315 (International).

Advisors

In connection with its restructuring efforts, GOL is working with Milbank LLP as legal counsel, Seabury Securities LLC as financial advisor and investment banker, and AlixPartners, LLP as financial advisor.

Investor Contact

ri@voegol.com.br

www.voegol.com.br/ir

U.S. Media Contact

Joele Frank, Wilkinson Brimmer Katcher:

Leigh Parrish / Jed Repko

lparrish@joelefrank.com / jrepko@joelefrank.com

+1 212 355 4449

South America Media Contact

In Press Porter Novelli

gol@inpresspni.com.br

About GOL Linhas Aéreas Inteligentes S.A.

GOL is the main Brazil airline. Since it was founded in 2001, the Company has the lowest unit cost in Latin America, thus democratizing air transport. The company has alliances with American Airlines and Air France-KLM, besides several codeshare and interline agreements, available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of "Being the First for All", GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, SMILES. In cargo transportation, Gollog delivers orders to different regions in Brazil and abroad. The Company has a team of over 14,000 highly qualified aviation professionals focused on Safety, GOL's #1 value, and operates a standardized fleet of 141 Boeing 737 aircraft. For further information, visit www.voegol.com.br/ri.